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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68449

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YYYY) AND ENDING 12/31/2020 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fortress Capital Formation LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas, 46th Floor
(No. and Street)

New York	NY	10105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Fishman — 212-478-4084
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd Ladda, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortress Capital Formation LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature A. Todd Ladda

Chief Executive Officer
Title

Notary Public, Spencer Reese

SPENCER REESE
Commission # 50012591
Notary Public, State of New Jersey
My Commission Expires
March 23, 2025

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fortress Capital Formation LLC
(A Limited Liability Company)

Statement of Financial Condition

December 31, 2020

Contents

Facing Page and Oath or Affirmation 1

Report of Independent Registered Public Accounting Firm 3

Statement of Financial Condition 4

Notes to Statement of Financial Condition 5

Deloitte & Touche LLP
30 Rockefeller Plaza,
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Fortress Capital Formation LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Fortress Capital Formation LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 24, 2021

We have served as the Company's auditor since 2020.

Fortress Capital Formation LLC
(A Limited Liability Company)

Statement of Financial Condition

December 31, 2020

Assets	
Cash and cash equivalents	$ 3,516,557
Prepaid expenses	58,936
Deferred tax asset	4,280
Due from affiliate, net	72,956
Total assets	$ 3,652,729
Liabilities and member's equity	
Liabilities	
Accrued liabilities	$ 110,129
Income tax payable	4,697
Total liabilities	114,826
Member's equity	
Paid-in capital	2,200,000
Retained earnings	1,337,903
Total member's equity	3,537,903
Total liabilities and member's equity	$ 3,652,729

See accompanying notes to Statement of Financial Condition.

Fortress Capital Formation LLC
(A Limited Liability Company)

Notes to Statement of Financial Condition

As of December 31, 2020

1. Organization

Fortress Capital Formation LLC (the Company), a Delaware limited liability company and a wholly owned subsidiary of Fortress Operating Entity I LP (FOE I), was formed on June 6, 2008. FOE I initially funded capital in the amount of $2.2 million to the Company on June 15, 2010. FOE I is a wholly-owned indirect subsidiary of Fortress Investment Group LLC (Fortress). Fortress raises and manages alternative investment funds.

On December 27, 2017, Fortress completed a merger with a wholly owned subsidiary of SoftBank Group Corp. (SoftBank). As a result of the merger, Foundation Holdco LP, a Cayman Islands exempted limited partnership and a wholly owned subsidiary of SoftBank, became the parent company of Fortress.

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), registered on December 21, 2010. The Company acts as a placement agent in offerings of interests in private investment funds and portfolio companies managed by affiliated entities. The Company operates two offices, one of which is a non-OSJ (Office of Supervisory Jurisdiction) branch office. The Company is a limited liability company whose formation documents allow for an indefinite life.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying Statement of Financial Condition is prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with an original maturity of 90 days or less when purchased to be cash equivalents. At December 31, 2020, there were no cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Revenue is generated from the rendering of services and is recognized when the services are performed and performance obligations are satisfied. Revenue is comprised of the reimbursement of expenses from related entities plus a percentage mark-up. See Note 5.

Due To/From Affiliate

Due to/from affiliate balances are presented net as the right of offset is deemed present and is comprised of activity with the same affiliate counterparty. In addition, settlement of the due to/ from affiliate balance between the Company and affiliated counterparty occurs on a net basis.

Income Taxes

The Company's income is allocated directly to its sole member and is not subject to a corporate level of taxation. The Company is subject to the New York City unincorporated business tax (UBT) on its earnings based on a statutory rate of 4%. Interest and penalties, if any, are treated as additional taxes. Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position would be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized. The Company has not recorded any liabilities for uncertain tax positions on its Statement of Financial Condition at December 31, 2020.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Novel Coronavirus

The outbreak of the novel coronavirus ("COVID-19") in many countries continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The World Health Organization has declared COVID-19 a "Public Health Emergency of International Concern." The global impact of the outbreak continues to evolve, and as cases of the virus have continued to be identified, many countries have reacted by instituting quarantines and restrictions on travel. Such actions are creating disruption in global supply chains, and adversely impacting a number of industries. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19. While such impact may change considerably over time, the estimates and assumptions affecting the Company's Statement of Financial Condition are based on information available as of December 31, 2020.

3. Income Taxes

The deferred tax asset of $4,280 as of December 31, 2020 is related to organizational costs that are deductible over 15 years for tax purposes.

4. Regulatory Requirements

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the Act) and, as such, must comply with the rules and regulations thereunder. Pursuant to the net capital provisions of Rule 15c3-1 under the Act, the Company is required to maintain minimum net capital (as defined) equal to the greater of $5,000 or 6-2/3 percent of aggregate indebtedness (basic method). At December 31, 2020, the Company's net capital and excess net capital amounts were $3,401,731 and $3,394,076, respectively. The Company was in compliance with such requirements.

5. Related Party Transactions

FOE I, the Company's sole member, funded the initial capital requirements of the Company.

5. Related Party Transactions (continued)

Company Allocation

The Company receives services from FIG LLC, a wholly-owned subsidiary of FOE I, which provides the use of its employees, facilities and other assets. Expenses incurred by FIG LLC that are directly related to the Company's activities are generally allocated to the Company unless specifically assigned. Other shared costs, such as rent and utilities, are allocated to the Company based on headcount.

Service Agreement

The Company has entered into a service agreement with FIG LLC whereby the Company is reimbursed expenses plus a percentage mark-up.

Due from affiliate, net includes $72,956 due from FIG LLC.

The Company does not charge or pay interest to affiliates on outstanding receivable and payable balances.

6. Concentration of Credit Risk

The Company maintains its cash and cash equivalents with one financial institution, which at times may exceed federal insured limits.

7. Fair Value of Financial Instruments

The Company's financial instruments, primarily cash and due from affiliate, net, are recorded at contractual amounts due or amortized cost. The carrying value of these assets approximates fair value since they are liquid, short-term in nature and contain minimal credit risk. Cash and due from affiliate, net, if measured at fair value, would have a fair value hierarchy level designation of Level 1 and Level 2, respectively.

8. Commitments and Contingencies

The Company is, from time to time, involved in legal proceedings and litigation arising in the ordinary course of business. In the opinion of management, the outcome of such proceedings and litigation is not expected to have a material effect on the Company's Statement of Financial Condition.

9. Subsequent Events

The Company has evaluated subsequent events through February 24, 2021, the date as of which this Statement of Financial Condition is available to be issued and has determined that there are no additional subsequent events, occurring during such period that would require recognition or disclosure in this financial statement.